                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                               Networks North Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0467 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   629409-40-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Astrid Zimmer
                            NetStar Enterprises Inc.
                                    Suite 100
                            2225 Sheppard Avenue East
                                Toronto, Ontario
                                 Canada M2J 5C2
                                 (416) 490-7077
--------------------------------------------------------------------------------
                                    (Address)

                                  April 3, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  629409-40-0               SCHEDULE 13D             Page 2 of 3 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   NetStar Enterprises Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Canada
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  629409-40-0               SCHEDULE 13D             Page 3 of 3 Pages
_______________________________________________________________________________




         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D dated October 4, 1994 (the "Original Schedule") filed by Labatt Communications Inc. ("LCI"), with respect to shares of Common Stock, par value $.0467 per share (the "Common Stock"), of Networks North, Inc. (formerly known as "NTN Canada, Inc.") (the "Issuer"), a New York corporation, as previously amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1) dated January 12, 2000.

Item 5  Interest in Securities of the Issuer

         As of the date of this filing, NetStar Enterprises Inc. ("NetStar") does not own any shares of Common Stock of the Issuer.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer


            The transaction referenced in Amendment No. 1 was terminated. Pursuant to Agreements of Purchase And Sale attached as Exhibits A and B to this Amendment No. 2, NetStar sold all of its Common Stock in the Issuer on April 3, 2000 in privately negotiated transactions to two purchasers for U.S. $3.00 per share.


Item 7  Material to Be Filed as Exhibits


            Attached as Exhibit A to this Amendment No. 2 is the Agreement of Purchase And Sale between NetStar and Chell.Com Ltd. Attached as Exhibit B to this Amendment No. 2 is the Agreement of Purchase And Sale between NetStar and Hammock Group Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  April 5, 2000
                                  ---------------------------------------------
                                                    (Date)

                                  NetStar Enterprises Inc.

                                  /s/ Astrid Zimmer
                                  ---------------------------------------------
                                                 (Signature)

                                  Senior Legal Counsel and Assistant Secretary
                                  ---------------------------------------------
                                                   (Title)

                                    EXHIBIT A




                         AGREEMENT OF PURCHASE AND SALE

DATED this 3rd day of April, 2000

B E T W E E N:

            CHELL.COM LTD., a company incorporated under the laws of Alberta, with registered offices at 114-1215 13th Avenue SE, Calgary, Alberta

            (hereinafter referred to as the "Purchaser")

            and -

            NETSTAR ENTERPRISES INC., a company incorporated under the laws of Canada with registered offices at 2225 Sheppard Avenue East, Suite 100, Toronto, Ontario M2J 5C2

            (hereinafter referred to as the "Vendor")

         WHEREAS Vendor beneficially owns 925,787 shares of the capital stock of Networks North, Inc. (the "Company");

         AND WHEREAS The Purchaser wishes to purchase 462,894 shares (the "Shares") from the Vendor and the Vendor wishes to sell the Shares to Purchaser;

         NOW THEREFORE THIS AGREEMENT WITNESSETH THAT:

1.       Purchase and Sale of Shares

a) On the terms and subject to the fulfilment of the conditions hereof, the Vendor will sell and transfer to the Purchaser, and the Purchaser will purchase and accept from Vendor, all, and not less than all, the Shares in consideration of the Purchase Price (as defined in subparagraph (b) below).

b) The price payable by the Purchaser to the Vendor for the Shares is U.S. $3.00 per Share for a total purchase price of U.S. $1,388,682 (the "Purchase Price").

c) At 12:00pm (EST) on April 3, 2000 at the offices of the Vendor, the Purchaser will pay to the Vendor, by certified cheque, the Purchase Price and the Vendor will deliver to the Purchaser a share certificate representing the Shares.

d) Immediately following payment by the Purchaser to the Vendor (satisfactory to the Vendor) of the Purchase Price, Vendor will deliver to the Purchaser, resignations of the following directors of the
         Company: Lorne Stephenson and Mary Currie.

2.       Representations and Warranties of Purchaser

The Purchaser hereby represents and warrants to Vendor that:

a) this Agreement, when executed and delivered by Purchaser, will constitute a valid and binding agreement of Purchaser in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Purchaser's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property; and

c) the Purchaser is buying the Shares as principal for its own account without a view to distribution.


3.       Representations and Warranties of Vendor

The Vendor hereby represents and warrants to Purchaser that:

a) this Agreement, when executed and delivered by Vendor, will constitute a valid and binding agreement of Vendor in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement ,will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Vendor's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property;

c) there are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges held by a third party and granted by Vendor entitling it to acquire the Shares;

d) Vendor is the registered and beneficial owner and holder of the Shares and has good and marketable title to the Shares, free and clear of all encumbrances or claims of any kind and Vendor has not received any notice of any adverse claim with respect to the Shares;

e)       Vendor is not a "non-resident" of Canada under the Income Tax Act
         (Canada);

f) Vendor acquired the Shares for its own account and not with a view to distribution. In offering and selling the Shares to Purchaser, Vendor is acting for its own account, and not as agent of the Company or as an underwriter or distributor of the Shares.

4.       Receipt for Shares

The Purchaser hereby authorizes Morrison Brown Sosnovitch LLP to receive the certificate representing the Shares on the Purchaser's behalf and to execute the Vendor's form of receipt on behalf of the Purchaser.

5.       Agreement Conditional

The obligations of the Vendor hereunder, are conditional upon the Vendor's successful completion of a sale of 462,893 shares to Hammock Group Ltd. on April 3, 2000.

6.       Governing Laws

This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario and the parties attorn to the jurisdiction of the Courts of the Province of Ontario.

         IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of day and year first written above.

CHELL.COM LTD.


Per:      /s/ Cameron Chell
Name:     Cameron Chell
Title:    CEO and Chairman

NETSTAR ENTERPRISES INC.


Per:       /s/ Lorne Stephenson
           ------------------------------------------
Name:      Lorne Stephenson
Title:     Executive Vice President, Administration

Per:       /s/ Mary Currie
           ------------------------------------------
Name:      Mary Currie
Title:     Vice President, Finance and Planning

                                    EXHIBIT B




                         AGREEMENT OF PURCHASE AND SALE

DATED this 3rd day of April, 2000

B E T W E E N:

            HAMMOCK GROUP LTD., a company incorporated under the laws of British Virgin Islands, with registered offices at c/o Voyager Financial Services, 129 Front Street, Penthouse, Hamilton, Bermuda

            (hereinafter referred to as the "Purchaser")

            and -

            NETSTAR ENTERPRISES INC., a company incorporated under the laws of Canada with registered offices at 2225 Sheppard Avenue East, Suite 100, Toronto, Ontario M2J 5C2

            (hereinafter referred to as the "Vendor")

         WHEREAS Vendor beneficially owns 925,787 shares of the capital stock of Networks North, Inc. (the "Company");

         AND WHEREAS The Purchaser wishes to purchase 462,893 shares (the "Shares") from the Vendor and the Vendor wishes to sell the Shares to Purchaser;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT:

1.       Purchase and Sale of Shares

a) On the terms and subject to the fulfilment of the conditions hereof, the Vendor will sell and transfer to the Purchaser, and the Purchaser will purchase and accept from Vendor, all, and not less than all, the Shares in consideration of the Purchase Price (as defined in subparagraph (b) below).

b) The price payable by the Purchaser to the Vendor for the Shares is U.S. $3.00 per Share for a total purchase price of U.S. $1,388,679 (the "Purchase Price").

c) At 12:00pm (EST) on April 3, 2000 at the offices of the Vendor, the Purchaser will pay to the Vendor, by certified cheque, the Purchase Price and the Vendor will deliver to the Purchaser a share certificate representing the Shares.

d) Immediately following payment by the Purchaser to the Vendor (satisfactory to the Vendor) of the Purchase Price, Vendor will deliver to the Purchaser, resignations of the following directors of the
         Company: Lorne Stephenson and Mary Currie.

2.       Representations and Warranties of Purchaser

The Purchaser hereby represents and warrants to Vendor that

a) this Agreement, when executed and delivered by Purchaser, will constitute a valid and binding agreement of Purchaser in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Purchaser's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property; and

c) the Purchaser is buying the Shares as principal for its own account without a view to distribution.

3.       Representations and Warranties of Vendor

The Vendor hereby represents and warrants to Purchaser that:

a) this Agreement, when executed and delivered by Vendor, will constitute a valid and binding agreement of Vendor in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Vendor's constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b) the Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property;

c) there are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges held by a third party and granted by Vendor entitling it to acquire the Shares;

d) Vendor is the registered and beneficial owner and holder of the Shares and has good and marketable title to the Shares, free and clear of all encumbrances or claims of any kind and Vendor has not received any notice of any adverse claim with respect to the Shares;

e)       Vendor is not a "non-resident" of Canada under the Income Tax Act
         (Canada);

f) Vendor acquired the Shares for its own account and not with a view to distribution. In offering and selling the Shares to Purchaser, Vendor is acting for its own account, and not as agent of the Company or as an underwriter or distributor of the Shares.

4.       Receipt for Shares

The Purchaser hereby authorizes Morrison Brown Sosnovitch LLP to receive the certificate representing the Shares on the Purchaser's behalf and to execute the Vendor's form of receipt on behalf of the Purchaser.

5.       Agreement Conditional

The obligations of the Vendor hereunder, are conditional upon the Vendor's successful completion of a sale of 462,894 shares to Chell.com Ltd. on April 3, 2000.

6.       Governing Laws

This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario and the parties attorn to the jurisdiction of the Courts of the Province of Ontario.

         IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of day and year first written above.

HAMMOCK GROUP LTD.


Per:     /s/ Paul Lemmon
         ------------------------------------------
Name:    Paul Lemmon
Title:   Director


NETSTAR ENTERPRISES INC.


Per:      /s/ Lorne Stephenson
         ------------------------------------------
Name:     Lorne Stephenson
Title:    Executive Vice President, Administration

Per:      /s/ Mary Currie
         ------------------------------------------
Name:     Mary Currie
Title:    Vice President, Finance and Planning